August 15, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karl Hiller, Branch Chief,

Office of Natural Resources

Re:	Noble Corporation plc
Form 10-K for the Fiscal Year ended December 31, 2017
Filed February 23, 2018 Form 10-Q for the Fiscal Quarter ended March 31, 2018 Filed May 10, 2018 File No. 1-36211

Dear Mr. Hiller:

Noble Corporation plc (the “Company” or “we”) is hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 3, 2018, in connection with the above referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Second Quarter Form 10-Q”) of the Company.

The Staff’s numbered comments with respect to the Form 10-K and Form 10-Q have been reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which each response relates.

Form 10-K

Financial Statements

Note 14 – Commitments and Contingencies, page 87

Paragon Offshore, page 87

1.

We note your disclosure regarding the December 15, 2017 claims that the litigation trust filed against you and certain of your current and former officers and directors relating to the August 1, 2014 spin-off of Paragon Offshore plc. You disclose that any damages or amounts you would be required or agree to pay could have a material adverse effect on your business, financial condition and results of operations, also that you may be required to established reserves in advance of the conclusion of litigation which could be substantial and have a material adverse effect.

Please expand your disclosure to specify your estimate of reasonably possible loss or the range of reasonably possible loss pertaining to this matter. If you have not prepared an estimate and are unable to estimate such amount or range, you must include a statement that such an estimate cannot be made to comply with FASB ASC 450-20-50-3 and 4. If this is the case, disclose the amount of damages that are being sought and which have been quantified, and identify any aspects of the litigation for which the amount of damages claimed remain unspecified. Also revise your disclosure to conform to the terminology guidance in FASB ASC 450-20-50-1, or clarify your reserve reference.

Company Response: In response to the Staff’s comment, on Appendix A hereto, we have revised the disclosure regarding the Paragon litigation set forth on page 27 of our recently filed Form 10-Q for the Fiscal Quarter ended June 30, 2018 (filed August 3, 2018) (the “Second Quarter Form 10-Q”), which is substantially the same as our disclosure in the Form 10-K and our First Quarter Form 10-Q, as each has been updated for subsequent developments in the litigation. For the Staff’s convenience, Appendix A is marked to show the changes to the Second Quarter Form 10-Q disclosure in response to the Staff’s comment. We intend to use the amended language shown in Appendix A in our future filings discussing the Paragon litigation, subject to updating for subsequent developments in the litigation and for accounting considerations.

Form 10-Q for the Fiscal Quarter ended March 31, 2018

Financial Statements

Note 14 – Commitments and Contingencies, page 25

Paragon Offshore, page 26

2. Please expand your disclosure to include comparable details as required in your annual report, updated as necessary to reflect any subsequent developments and the current status of the accounting considerations required for this contingency.

Company Response: We note the Staff’s request to include comparable details in future quarterly reports, updated as necessary to reflect any subsequent developments and the current status of the accounting considerations required for this contingency. As noted above, we intend to use the amended language shown in Appendix A in our future filings discussing the Paragon litigation, subject to updating for subsequent developments in the litigation and for accounting considerations.

* * * * * * * *

Please contact William E. Turcotte of the Company at (713) 239-6338, Sarah M. Rechter of the Company at (713) 239-6024 or David Emmons of Baker Botts L.L.P. at (214) 953-6414 with any questions or if you require additional information.

Sincerely,

/s/ Adam C. Peakes
Adam C. Peakes Senior Vice President and Chief Financial Officer

cc: David Emmons

Baker Botts L.L.P.

APPENDIX A

Excerpt from Noble Corporation plc

Form 10-Q for the Fiscal Quarter ended June 30, 2018

Paragon Offshore.

On August 1, 2014, Noble-UK completed the separation and spin-off of a majority of its standard specification offshore drilling business (the “Spin-off”) through a pro rata distribution of all of the ordinary shares of its wholly-owned subsidiary, Paragon Offshore, to the holders of Noble’s ordinary shares. In February 2016, Paragon Offshore sought approval of a pre-negotiated plan of reorganization (the “Prior Plan”) by filing for voluntary relief under Chapter 11 of the United States Bankruptcy Code. As part of the Prior Plan, we entered into a settlement agreement with Paragon Offshore (the “Settlement Agreement”). The Prior Plan was rejected by the bankruptcy court in October 2016.

In April 2017, Paragon Offshore filed a revised plan of reorganization (the “New Plan”) in its bankruptcy proceeding. Under the New Plan, Paragon Offshore no longer needed the Mexican tax bonding that Noble-UK was to provide under the Settlement Agreement. Consequently, Paragon Offshore abandoned the Settlement Agreement as part of the New Plan, and the Settlement Agreement was terminated at the time of the filing of the New Plan. On May 2, 2017, Paragon Offshore announced that it had reached an agreement in principle with both its secured and unsecured creditors to revise the New Plan to, among other things, create and fund a $10.0 million litigation trust to pursue litigation against us. On June 7, 2017, the revised New Plan was approved by the bankruptcy court, and Paragon Offshore emerged from bankruptcy on July 18, 2017.

On December 15, 2017, the litigation trust filed claims relating to the Spin-off against us and certain of our current and former officers and directors in the Delaware bankruptcy court that heard Paragon Offshore’s bankruptcy. The complaint alleges claims of alleged actual and constructive fraudulent conveyance, unjust enrichment and recharacterization of intercompany notes as equity claims against Noble and claims of breach of fiduciary duty and aiding and abetting breach of fiduciary duty against the officer and director defendants. The complaint states that the litigation trust is seeking damages of approximately $1.7 billion from the Company, an amount equal to the total amount borrowed by Paragon Offshore immediately prior to the Spin-off, as well as additional unspecified amounts in respect of the claims against the officer and director defendants for which we may be responsible under indemnification arrangements. We have requested that the court dismiss the claims of breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unjust enrichment, and require such claims to be arbitrated under the Master Separation Agreement (the “MSA”) entered into between Noble and Paragon Offshore at the time of the Spin-off, as well as stay the other proceedings during the pendency of the arbitration. The court has stayed discovery pending its ruling. The court has approved a litigation schedule, which, if our request for arbitration is denied and the court proceedings resume in the third quarter of 2018, would conclude all pre-trial motions and other activity by approximately the end of the third quarter or the beginning of the fourth quarter of 2019.

We believe that Paragon Offshore, at the time of the Spin-off, was properly funded, solvent and had appropriate liquidity and that the claims brought by the litigation trust are without merit. We intend to defend ourselves vigorously. However, there is inherent risk and substantial expense in litigation, and the amount of damages the plaintiff is seeking is substantial. If any of the litigation trust’s claims are successful, or if we elect to settle any claims (in part to reduce or eliminate the ongoing cost of defending the litigation and eliminate any risk of a larger judgment against us), any damages or other amounts we would be required to or agree to pay could have a material adverse effect on our business, financial condition and results of operations. Because the litigation is in its early stages, we are not currently able to make a reasonable estimation of the amount of possible loss we may incur, if any. Subsequent developments in the litigation may make such an estimation reasonably possible, in which case we may record a charge against our income when a loss is reasonably estimable. This may occur even though the litigation may still be ongoing. This charge could be material and could have a material adverse effect on our financial condition and results of operations. It may also be materially different than any amount we are required to pay once the litigation is concluded.

Prior to the completion of the Spin-off, Noble-UK and Paragon Offshore entered into a series of agreements to effect the separation and Spin-off and govern the relationship between the parties after the Spin-off (the “Separation Agreements”), including the MSA and a Tax Sharing Agreement (the “TSA”).

As part of its final bankruptcy plan, Paragon Offshore rejected the Separation Agreements. Accordingly, the indemnity obligations that Paragon Offshore potentially would have owed us under the Separation Agreements have now terminated, including indemnities arising under the MSA and the TSA in respect of obligations related to Paragon Offshore’s business that were incurred through Noble-retained entities prior to the Spin-off. Likewise, any potential indemnity obligations that we would have owed Paragon Offshore under the Separation Agreements, including those under the MSA and the TSA in respect of Noble-UK’s business that was conducted prior to the Spin-off through Paragon Offshore-retained entities, are now also extinguished. In the absence of the Separation Agreements, liabilities relating to the respective parties will be borne by the owner of the legal entity or asset at issue and neither party will look to an allocation based on the historic relationship of an entity or asset to one of the party’s business, as had been the case under the Separation Agreements.

The rejection and ultimate termination of the indemnity and related obligations under the Separation Agreements resulted in a number of accounting charges and benefits during the year ended December 31, 2017, and such termination may continue to affect us in the future as liabilities arise for which we would have been indemnified by Paragon Offshore or would have had to indemnify Paragon Offshore. We do not expect that, overall, the rejection of the Separation Agreements by Paragon Offshore will have a material adverse effect on our financial condition or liquidity. However, any loss we experience with respect to which we would have been able to secure indemnification from Paragon Offshore under one or more of the Separation Agreements could have an adverse impact on our results of operations in any period, which impact may be material depending on our results of operations during this down-cycle.